UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

August 13, 2010

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	5-1 Marunouchi 2-chome, Chiyoda-ku,
Tokyo, Japan
Stock Code Number (Japan): 8411
(Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Capital Adequacy Ratio as of June 30, 2010

Mizuho Financial Group, Inc. hereby announces Capital Adequacy Ratio as of June 30, 2010, based on “Consolidated Financial Statements for the First Quarter of Fiscal 2010” disclosed on July 30, 2010, as shown in the appendix.

Taking into account the issuance of common stock in July 2010 (the total amount paid: ¥751.6 billion), Consolidated Capital Adequacy Ratio, Tier 1 Capital Ratio and Prime Capital Ratio of Mizuho Financial Group would each increase by around 1.35%.

Please direct any inquiries to:

Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix

Capital Adequacy Ratio

Mizuho Financial Group (BIS Standard)	(%, Billions of yen)
	As of June 30, 2010	Change from March 31, 2010	As of March 31, 2010
(1) Consolidated Capital Adequacy Ratio	13.52	0.06	13.46
Tier 1 Capital Ratio	9.55	0.46	9.09
(2) Tier 1 Capital	5,310.6	137.1	5,173.4
(3) Tier 2 Capital	2,435.4	(289.9)	2,725.4
(4) Deductions for Total Risk-based Capital	232.4	(8.3)	240.8
(5) Total Risk-based Capital (2)+(3)-(4)	7,513.6	(144.4)	7,658.0
(6) Risk-weighted Assets	55,566.5	(1,296.7)	56,863.2
(7) Total Required Capital (6)X8%	4,445.3	(103.7)	4,549.0
(Reference)
Prime Capital Ratio *	6.03	0.41	5.62
* Prime Capital (Tier1 Capital(2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets(6)
	Consolidated			Non-consolidated
Mizuho Bank (Domestic Standard)
	As of June 30, 2010	Change from March 31, 2010	As of March 31, 2010	As of June 30, 2010
(1) Capital Adequacy Ratio	12.58	(0.30)	12.88	12.64
Tier 1 Capital Ratio	7.92	0.18	7.74	8.02
(2) Tier 1 Capital	1,893.8	27.5	1,866.2	1,851.7
(3) Tier 2 Capital	1,192.5	(113.9)	1,306.5	1,193.9
(4) Deductions for Total Risk-based Capital	80.2	11.9	68.2	125.0
(5) Total Risk-based Capital (2)+(3)-(4)	3,006.1	(98.4)	3,104.6	2,920.6
(6) Risk-weighted Assets	23,893.7	(205.5)	24,099.2	23,089.5
(7) Total Required Capital (6)X8%	1,911.4	(16.4)	1,927.9	1,847.1

Mizuho Corporate Bank (BIS Standard)

(1) Capital Adequacy Ratio	16.44	0.44	16.00	18.26
Tier 1 Capital Ratio	13.37	0.80	12.57	13.11
(2) Tier 1 Capital	4,017.6	103.3	3,914.2	3,496.5
(3) Tier 2 Capital	1,069.7	(169.5)	1,239.3	1,429.1
(4) Deductions for Total Risk-based Capital	147.2	(23.1)	170.3	56.0
(5) Total Risk-based Capital (2)+(3)-(4)	4,940.1	(43.1)	4,983.2	4,869.6
(6) Risk-weighted Assets	30,044.4	(1,084.3)	31,128.7	26,660.5
(7) Total Required Capital (6)X8%	2,403.5	(86.7)	2,490.3	2,132.8

Mizuho Trust & Banking (BIS Standard)

(1) Capital Adequacy Ratio	16.24	0.51	15.73	16.48
Tier 1 Capital Ratio	10.58	0.51	10.07	10.73
(2) Tier 1 Capital	286.9	6.0	280.9	286.1
(3) Tier 2 Capital	160.5	(3.2)	163.7	160.0
(4) Deductions for Total Risk-based Capital	7.0	1.2	5.7	6.8
(5) Total Risk-based Capital (2)+(3)-(4)	440.5	1.5	438.9	439.3
(6) Risk-weighted Assets	2,710.9	(78.9)	2,789.9	2,665.4
(7) Total Required Capital (6)X8%	216.8	(6.3)	223.1	213.2

(Reference)
Mizuho Bank (BIS Standard)

(1) Capital Adequacy Ratio	12.49	(0.34)	12.83	12.54
Tier 1 Capital Ratio	7.86	0.17	7.69	7.93
(2) Tier 1 Capital	1,889.4	23.1	1,866.2	1,840.1
(3) Tier 2 Capital	1,192.5	(121.4)	1,314.0	1,193.9
(4) Deductions for Total Risk-based Capital	80.6	12.1	68.5	125.4
(5) Total Risk-based Capital (2)+(3)-(4)	3,001.3	(110.4)	3,111.7	2,908.6
(6) Risk-weighted Assets	24,013.1	(226.5)	24,239.6	23,180.2
(7) Total Required Capital (6)X8%	1,921.0	(18.1)	1,939.1	1,854.4